VanEck Funds 666 Third Avenue, 9th Floor New York, New York 10017 June 23, 2021 Van Eck Securities Corporation 666 Third Avenue, 9th Floor New York, New York 10017 Ladies and Gentlemen: Pursuant to Section 1 of the Distribution Agreement, dated July 30, 1985 (the “Agreement”), between VanEck Funds (the “Trust”) and Van Eck Securities Corporation (the “Distributor”), please be advised that the Trust has established an additional series of the Trust, namely, VanEck Emerging Markets Leaders Fund (the “Fund”). The Fund has adopted the Agreement and retained the Distributor to render services contemplated by the Agreement for the Fund. Please confirm your willingness to render such services. VANECK FUNDS Name: Laura I. Martínez Title: Vice President and Assistant Secretary Confirmed, Agreed to and Accepted this 23rd day of June, 2021: VAN ECK SECURITIES CORPORATION Name: Matthew A. Babinsky Title: Assistant Vice President and Assistant Secretary